UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference as exhibits to the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and Form S-8 (File No. 333-278868 and File No. 333-285894).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2025
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2025
99.3	CEO Certification of Interim Filings - Interim Certificate dated November 13, 2025
99.4	CFO Certification of Interim Filings - Interim Certificate dated November 13, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: November 13, 2025

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